UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: MANAGED DURATION INVESTMENT GRADE MUNICIPAL FUND

3.	Securities and Exchange Commission File No.: 811-21359

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[  ]         Initial Application             [X]         Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

200 Park Avenue, 7th Floor

New York, NY 10166

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

John P. Falco, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

18th and Arch Streets

Philadelphia, PA 19103

(215) 981-4659

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Computershare Trust Company, N.A. (“Transfer Agent”)

280 Oser Avenue

Hauppauge, NY 11788

(201)-680-4457

As the fund’s transfer agent, the Transfer Agent is responsible for maintaining share transaction and other shareholder records.

The Bank of New York Mellon (“BNY Mellon”)

4400 Computer Drive

Westborough, MA 01581

(800)-441-9800

As the fund’s fund accountant and administrator, BNY Mellon is responsible for maintaining certain records with respect to purchases and sales of securities and expense ledgers.

The Bank of New York Mellon

2 Hanson Place

Brooklyn, NY 11217

(718)-315-2758

As the fund’s custodian, BNY Mellon is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other instruments, cash account ledgers and other records maintained by or at the custodian.

Insight North America LLC

200 Park Avenue, 7th Floor

New York, NY 10166

(212)-527-1800

As the fund’s investment adviser, INA is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, orders, purchase and sales, expenses and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Insight North America, LLC (effective July 2, 2018)

200 Park Avenue, 7th Floor

New York, NY 10166

Cutwater Investor Services Corp. (prior to July 2, 2018)

200 Park Avenue, 7th Floor

New York, NY 10166

12.	Provide the name and address of each principal underwriter of the Fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_______________

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]         Yes                 [  ]         No

If Yes, state the date on which the board vote took place: May 10, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]         Yes                 [  ]         No

If Yes, state the date on which the shareholder vote took place: July 12, 2018

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]         Yes             [  ]         No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The fund made liquidating distributions to preferred shareholders on August 6, 2018 and to common shareholders on September 21, 2018 and September 24, 2018.

(b)	Were the distributions made on the basis of net assets?

[X]         Yes                 [  ]         No

(c)	Were the distributions made pro rata based on share ownership?

[X]         Yes                 [  ]         No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]         Yes                [X]         No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[X]	Yes [ ] No

On July 12, 2017, the Fund issued 600 Variable Rate Munifund Term Preferred Shares, Series 2020, of the Fund, with a par value of U.S.$0.001 per share and a liquidation preference of U.S.$100,000 per share. On August 6, 2018, pursuant to the terms of the Statement Establishing and Fixing the Rights and Preferences of Variable Rate Munifund Term Preferred Shares dated July 12, 2017, preferred shareholders received, the amount of $100,000 per share of preferred stock, plus an amount equal to all accumulated but unpaid dividends thereon (whether or not earned or declared) to, but not including, the date of such liquidating distribution (August 6, 2018). After payment of the preferred shareholders, all remaining amounts, after the payment of all debts (or the reasonable provision to pay all known or reasonably ascertainable liabilities), to the common Shareholders, ratably according to the number of shares of common stock of the Fund held by such common shareholders

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[  ]         Yes                 [X]         No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

As of the date of this filing, there remain two common shareholders holding 422 shares that have not been surrendered for exchange. The aggregate amount to be distributed to the remaining common shareholders in exchange for surrendered shares is $6,073.30 The unsurrendered shares constitute less than 0.01% of the fund’s total shares on the final liquidation date.

(b)	Describe the relationship of each remaining shareholder to the fund:

Two shareholders holding certificated shares have not surrendered their shares for exchange for the final liquidating distribution on September 24, 2018. The Transfer Agent is holding the shares’ distribution of $6,073.30 in cash pending surrender of the shares for exchange.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X]         Yes                 [  ]         No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Two shareholders holding certificated shares have not surrendered their shares for exchange for the liquidation distribution made on September 24, 2018. The Transfer Agent is holding the shares’ distribution of $6,073.30 in cash pending surrender of the shares for exchange. If the holders do not surrender their shares for the payment and there is no contact from the holder, then the property will be deemed to be unclaimed property. The Transfer Agent shall report unclaimed property to each state in compliance with state laws and shall comply with Section 17Ad-17 of the Securities Exchange Act of 1934, as amended, for lost shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[X]         Yes                 [  ]         No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

While the Fund does not have any net assets, as disclosed in Item 19, the Transfer Agent is holding $6,073.30 in cash to be exchanged for the shares held by the remaining two common shareholders. If the holders do not surrender their shares for the payment and there is no contact from the holder, then the property will be deemed to be unclaimed property. The Transfer Agent shall report unclaimed property to each state in compliance with state laws and shall comply with Section 17Ad-17 of the Securities Exchange Act of 1934, as amended, for lost shareholders.

(b)	Why has the fund retained the remaining assets?

As disclosed in the responses to Items 19 and 20(a) above, the Transfer Agent is holding $6,073.30 in cash to be exchanged for the shares held by the remaining two (2) common shareholders. If the holders do not surrender their shares for the payment and there is no contact from the holder, then the property will be deemed to be unclaimed property. The Transfer Agent shall report unclaimed property to each state in compliance with state laws and shall comply with Section 17Ad-17 of the Securities Exchange Act of 1934, as amended, for lost shareholders.

(c)	Will the remaining assets be invested in securities?

[  ]         Yes                 ☒     No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]         Yes                 [  ]         No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Two shareholders holding certificated shares have not surrendered their shares for exchange for the final liquidating distribution on September 24, 2018. The Transfer Agent is holding the shares’ distribution of $6,073.30 in cash pending surrender of the shares for exchange.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

As disclosed in the responses to Items 19 and 20 above, the Transfer Agent is holding $6,073.30 in cash to be exchanged for the shares held by the remaining two common shareholders. If the holders do not surrender their shares for the payment and there is no contact from the holder, then the property will be deemed to be unclaimed property. The Transfer Agent shall report unclaimed property to each state in compliance with state laws and shall comply with Section 17Ad-17 of the Securities Exchange Act of 1934, as amended, for lost shareholders.

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $80,211

(ii)	Accounting expenses: $4,000

(iii)	Other expenses (list and identify separately):

Printing: $ 19,503

Transfer Agent: $ 8,243

Tail Insurance Premium: $ 54,298

(iv)	Total expenses (sum of lines (i)-(iii) above): $166,255

(b)	How were those expenses allocated?

Those expenses were allocated to the fund.

(c)	Who paid those expenses?

As indicated above, the fund paid those expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]         Yes                 [X]         No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]         Yes                 [X]         No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]         Yes                 [X]         No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not applicable.

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Managed Duration Investment Grade Municipal Fund, (ii) he is the President of Managed Duration Investment Grade Municipal Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Clifford Corso
Clifford Corso
President